

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Via E-mail
Mr. Thomas J. Hoyer
Chief Financial Officer
The St. Joe Company
133 South WaterSound Parkway
WaterSound, FL 32413

> **Re: The St. Joe Company**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-10466**

Dear Mr. Hoyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

New Real Estate Investment Strategy, page 2

1. We note your disclosure regarding your new strategy. We also note the detailed discussion of the part of the strategy related to reduced capital expenditures. In future Exchange Act reports, please provide a more detailed discussion of the strategy for future investments, including the relative importance of your four segments going forward.

Forestry, page 8

2. With a view to disclosure in future Exchange Act reports, please tell us how you estimate your tons of standing timber. Please address whether your method is consistent with any

industry-wide recognized methods and describe the key assumptions used in the method. We may have further comment.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Forestry, page 27</u>

3. We note your disclosure that you entered into a supply agreement with Smurfit-Stone Container Corporation, which was acquired by RockTenn. We further note you indicate that the new agreement includes more favorable pricing terms for you. With a view to disclosure in future Exchange Act reports, please tell us how the price is determined.

4. We note your disclosures related to the March 31, 2011 agreement for the sale of a timber deed in which you give the purchaser the right to harvest timber on specific land tracts (encompassing 40,975 acres) over a maximum term of 20 years. Please tell us how you were able to reach the conclusion that you have no further obligations under the sale agreement in light of the Thinnings Supply Agreement that you have with the buyer. Additionally, help us to understand when and whether any cost of sales or depletion activity will be recorded within your consolidated statements of operations in future periods as a result of the timber deed sale or if you recorded any such expense activity during 2011. Finally, confirm for us if your inventory total of 70,000 acres of pine plantations includes the 40,975 acres subject to this timber deed.

<u>Results of Operations, page 33</u>

5. We note your disclosure on page 44 regarding sales data with respect to your forestry segment. In future Exchange Act reports, please expand your disclosure of tons of timber sold to breakout the relative amounts or percentage of pulpwood and sawlogs.

<u>Signatures, page 55</u>

6. In future Exchange Act reports, please identify your principal accounting officer or controller on your signature page. Please refer to General Instruction D to Form 10-K.

<u>Financial Statements</u>

<u>Consolidated Statements of Cash Flow, page F-5</u>

7. We note the captions "Expenditures for operating properties" and "Cost of operating properties sold" within your statement. Please provide some general details about these captions and why you believe these captions and their related amounts are appropriately categorized as adjustments to reconcile net loss to net cash provided by operating activities.

2.Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-8

8. Please tell us and enhance your policy disclosure to address any minimum deposit requirements that are relevant to revenue recognition under the full accrual method especially in situations where you record property sales for projects still under development.

Investment in Real Estate, page F-10

9. Please expand your discussion of development costs by discussing the types of indirect costs associated with development and construction in more detail.   Please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends.   Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification.   Lastly, please disclose the amount of soft costs such as interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

3.Impairments of Long-lived Assets, page F-16

10. We note your disclosure that the implementation of a new real estate investment strategy led to assumption changes within your impairment analysis assessments resulting in a negative impact on undiscounted cash flows analyzed for select projects. As the 2011 impairments were primarily taken on residential development property, please clarify for us whether there were also assumption changes made to other operating segments as a result of your new real estate investment strategy. Additionally, if applicable, please plan on providing disclosure of changes to key assumptions for other segments within your critical accounting policies in future filings.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or Michael McTiernan, Assistant Director, at (202) 551-3852 with regard to legal comments.

Sincerely,

/s/ Cicely Lamothe

Cicely LaMothe
Senior Assistant Chief Accountant